EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For the Six Months Ended June 30, 2001

(Dollar Amounts in Thousands)

Potomac
Edison
Earnings:
Net income	$ 28,299
Plus: Fixed charges (see below)	18,812
Income taxes	11,177

Total Earnings	$ 58,288

Fixed Charges:
Interest on long-term debt	$ 16,331
Other interest	1,292
Estimated interest
component of rentals	1,189

Total Fixed Charges	$ 18,812

Ratio of Earnings to Fixed Charges	3.10